UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Closing of Acquisition of Best Praise International Limited

As previously disclosed in the Report on Form 6-K filed by Universe Pharmaceuticals INC (the “Company”) with the U.S. Securities and Exchange Commission on June 26, 2026 (the “Prior 6-K”), the Company entered into a Share Purchase Agreement dated June 17, 2026 (the “SPA”) with Ms. Lu Shanshan (“Ms. Lu”), pursuant to which the Company agreed to acquire 100% of the issued shares (the “Target Shares”) of Best Praise International Limited (the “Target”). The Target holds five patents in the People’s Republic of China relating to pharmaceutical compounds and drug delivery technologies in the areas of age-related diseases, neurodegenerative conditions, cognitive disorders, and cardiovascular-related pharmaceutical applications. The description of the SPA and the transactions contemplated thereby, as set forth in the Prior 6-K, is incorporated herein by reference.

On June 30, 2026, the Company completed the acquisition of the Target Shares pursuant to the SPA (the “Closing”). In connection with the Closing, as of the date of this report, the Company has issued all 4,376,552 Class A ordinary shares (the “Consideration Shares”) to the recipients in full satisfaction of the consideration under the SPA. The Consideration Shares were issued as restricted securities under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption from the registration requirements thereof.

Pursuant to the SPA, the Company has agreed to certain resale registration provisions with respect to the Consideration Shares, subject to applicable securities laws, SEC rules, Nasdaq rules, and the terms set forth in the SPA.

A copy of the SPA was previously filed as Exhibit 10.1 to the Prior 6-K and is incorporated herein by reference. The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA.

As of the date of this report, following the issuance of the Consideration Shares, the Company has 5,008,313 Class A ordinary shares and 16,077 Class B ordinary shares issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC

Date: July 31, 2026	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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